                       SECURITIES AND EXCHANGE COMMISSION
                               Washington DC 20549



                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                  For the quarterly period ended June 30, 1999




                               GENTIA SOFTWARE PLC



                                  Tuition House
                                St George's Road
                                    Wimbledon
                                 London SW19 4EU
                                 United Kingdom
                    (Address of principal executive offices)





Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F         X                Form 40-F
                     ----------                         -----------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                                No                X
                     ----------                         -----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

         82-      N.A.

                               Page 1 of 16 Pages

                        Exhibit Index Appears on Page 12

                               GENTIA SOFTWARE PLC
                                    FORM 6-K


                                TABLE OF CONTENTS

                                                                                            Page
Financial Information:

Condensed  Consolidated  Balance Sheets as of June 30, 1999  (Unaudited)
and December 31, 1998 (Audited)                                                                3

Condensed  Consolidated  Statements of Operations for the three months and
six months ended June 30, 1999 and 1998 (Unaudited)                                            4

Condensed  Consolidated  Statements  of Cash Flows for the six months
Ended June 30, 1999 and 1998 (Unaudited)                                                       5

Notes to Condensed Consolidated Financial Statements (Unaudited)                               6

Management's Discussion and Analysis of Financial Condition and Results of Operations.         7

Exhibit        Index                                                                          12
Exhibit A      Second Quarter Press Release                                                   13

                               GENTIA SOFTWARE PLC
                      CONDENSED CONSOLIDATED BALANCE SHEETS


                                                                     JUNE 30,         DECEMBER 31,
                                                                      1999               1998
                                                                    --------           --------
                                                                   (UNAUDITED)         (AUDITED)
                                                                           (IN THOUSANDS)

                                                                       US$                US$
ASSETS
    Current assets:
           Cash and cash equivalents .....................          $  1,166           $  5,314
           Accounts receivable, net of allowances $ 4,704
              ( Dec 31, 1998 - $3,801) ...................             6,941             10,565
           Prepaid expenses and other current assets .....               898              1,363
           Tax recoverable ...............................                --                212
                                                                    --------           --------
Total current assets .....................................          $  9,005           $ 17,454

    Property and equipment, net ..........................             1,880              2,192
    Goodwill on acquisition, net of amortization of $2,373
        (Dec 31, 1998 - $1,789) ..........................             6,353              6,902
                                                                    --------           --------
Total assets .............................................          $ 17,238           $ 26,548
                                                                    ========           ========

LIABILITIES AND SHAREHOLDERS' EQUITY

    Current liabilities:
           Current portion of lease obligations ..........          $     88           $     78
           Accounts payable ..............................             2,774              2,203
           Accrued liabilities ...........................             4,728              3,778
           Deferred revenues .............................             4,446              4,754
           Other accounts payable ........................             1,406              1,766
                                                                    --------           --------
Total current liabilities ................................          $ 13,442           $ 12,579

    Non current liabilities:
           Deferred taxation .............................                --                 --
           Long-term portion of lease obligations ........               153                 59
                                                                    --------           --------
Total Liabilities ........................................          $ 13,595           $ 12,638


    Shareholders' equity:
           Ordinary shares ...............................             2,454              2,445
           Additional paid-in capital ....................            28,885             28,881
           Retained (deficit) ............................           (26,827)           (16,837)
           Cumulative translation adjustment .............              (869)              (579)
                                                                    --------           --------
Total shareholders' equity ...............................          $  3,643           $ 13,910
                                                                    --------           --------


Total liabilities and shareholders' equity ...............          $ 17,238           $ 26,548
                                                                    ========           ========

                             See accompanying notes

                               GENTIA SOFTWARE PLC
                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

                                                           THREE MONTHS ENDED                   SIX MONTHS ENDED
                                                       ---------------------------           ---------------------------
                                                       JUNE 30,           JUNE 30,           JUNE 30,           JUNE 30,
                                                         1999               1998               1999              1998
                                                       --------           --------           --------           --------

                                                                  US$            US$             US$             US$
Revenues:
     License ................................          $  2,366           $  4,779           $  4,660           $  7,657
     Services and other .....................             3,586              2,960              7,243              5,999
                                                       --------           --------           --------           --------
                                                          5,952              7,739             11,903             13,656

Cost of revenues:
     License ................................               868                472              1,000                547
     Services and other .....................             2,303              2,045              4,918              3,827
                                                       --------           --------           --------           --------
                                                          3,171              2,517              5,918              4,374

Gross profit ................................             2,781              5,222              5,985              9,282

Operating expenses:
     Sales and marketing ....................             4,778              4,175              8,436              8,290
     Research and development ...............             1,547              2,034              3,134              3,673
     General and administrative .............             1,025              1,021              2,014              2,103
     Restructuring costs .....................            1,376                 --              1,876                 --
     Goodwill amortization ..................               384                128                584                230
                                                       --------           --------           --------           --------
                     Total operating expenses             9,110              7,358             16,044             14,296


Loss from operations ........................            (6,329)            (2,136)           (10,059)            (5,014)
Other income ................................                28                215                 69                461
                                                       --------           --------           --------           --------
Loss before provision for income taxes ......            (6,301)            (1,921)            (9,990)            (4,553)

Provision for income taxes ..................                --                 --                 --                 --
                                                       --------           --------           --------           --------
Net loss ....................................           ($6,301)           ($1,921)           ($9,990)           ($4,553)
                                                       ========           ========           ========           ========

Basic loss per share ........................            ($0.62)            ($0.19)            ($0.98)            ($0.47)
Diluted loss per share ......................            ($0.62)            ($0.19)            ($0.98)            ($0.47)

     Shares used to compute basic EPS .......            10,214              9,869             10,205              9,753
     Shares used to compute diluted EPS .....            10,214              9,869             10,205              9,753




                             See accompanying notes

                               GENTIA SOFTWARE PLC
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)



                                                                                             SIX MONTHS ENDED
                                                                                      ---------------------------
                                                                                      JUNE 30,           JUNE 30,
                                                                                        1999               1998
                                                                                      --------           --------
                                                                                                (IN THOUSANDS)
                                                                                         US$                US$
CASH FLOWS FROM OPERATING ACTIVITIES

         Net (loss) ........................................................          $ (9,990)          $ (4,553)

         Adjustments to reconcile net (loss) to net cash (used in) operating activities:
                  Depreciation .............................................               615                483
                  Goodwill amortization ....................................               549                230
                  (Gain) on disposal of assets .............................                (2)               483
                  Loss on disposal of subsidiary ...........................                 2                230
                  Changes in operating assets and liabilities:
                      Accounts receivable ..................................             2,721             (2,984)
                      Provision for bad debts ..............................               903               (481)
                      Prepaid expenses and other receivables ...............               677               (437)
                      Accounts payable .....................................               571              1,246
                      Accrued liabilities and other expenses ...............               590                 85
                      Deferred revenues ....................................               308              1,080
                                                                                      --------           --------
Net cash (used in) operating activities ....................................            (3,056)            (5,331)
                                                                                      --------           --------

CASH FLOWS FROM INVESTING ACTIVITIES:

                  Cost of acquisition ......................................                --             (1,032)
                  Proceeds on sale of assets ...............................                72                 --
                  Forgiveness of debt on sale of subsidiary ................              (821)                --
                  Purchases of assets ......................................              (373)              (871)
                                                                                      --------           --------
Net cash used in investing activities ......................................            (1,122)            (1,903)
                                                                                      --------           --------

CASH FLOWS FROM FINANCING ACTIVITIES:

                  Net proceeds on shares issued ............................                13                493
                  Generation (repayment) of capital lease obligations ......               104                (33)
                                                                                      --------           --------
Net cash provided by financing activities ..................................               117                460
                                                                                      --------           --------

         Effect of exchange rate changes on cash ...........................               (87)              (103)
                                                                                      --------           --------
         Net (decrease) in cash ............................................            (4,148)            (6,877)

         Cash at beginning of period .......................................             5,314             20,332
                                                                                      --------           --------

         Cash at end of period .............................................          $  1,166           $ 13,455
                                                                                      ========           ========




                             See accompanying notes

                               GENTIA SOFTWARE PLC
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)


1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

Gentia Software plc (the "Company") is incorporated in England and Wales. The Company is a leading supplier of analytical applications that enable clients to maximize their competitive position through enterprise-wide deployment of strategic management and predictive decision making solutions.

BASIS OF PRESENTATION
The consolidated financial statements are stated in United States dollars and are prepared under United States generally accepted accounting principles.

INTERIM FINANCIAL INFORMATION
The financial information at June 30, 1999 and the results of operations for the three months and six months ended June 30, 1999, and 1998 are unaudited but include all adjustments which the Company considers necessary for a fair presentation of the financial position at such date and the operating results and cash flows for those periods. Results for the three month period ended June 30, 1999 are not necessarily indicative of results that may be expected for the entire year. Certain information and footnote disclosures normally included in financial statements prepared in accordance with United States generally accepted accounting principles have been condensed or omitted pursuant to the Securities and Exchange Commission Rules and Regulations. In accordance with SOP 98-1, the Company has capitalized computer software obtained for internal use.

PRINCIPLES OF CONSOLIDATION
The accompanying financial statements consolidate the accounts of the Company and its wholly and majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

FOREIGN EXCHANGE
The consolidated balance sheets of the Company and its foreign subsidiaries are translated from their respective functional currencies to United States dollars at period-end exchange rates and the statements of operations and cash flows at average exchange rates for the relevant periods. Gains and losses resulting from translation are accumulated as a separate component of shareholders' equity. Net gains and losses resulting from foreign exchange transactions, which are not material in any of the reporting periods, are included in the consolidated statement of operations.

PER SHARE INFORMATION
Net income per share information is computed based on the weighted average number of shares outstanding, as described in FAS 128.

2 LITIGATION

The Company is involved in one material legal action relating to patent issues in the United States. While the outcome of this matter is currently not determinable, the Company is vigorously pursuing its defence and is confident that it will prevail in the litigation.

3 SALE OF SUBSIDIARY

The Company sold its South African subsidiary, Gentia South Africa, effective June 23, 1999 for a consideration of SAR 2,000 (South African Rand). The Company made a loss on the sale of the subsidiary of $2,000. The Company has entered into an agency agreement with the purchasers who will continue to sell the Gentia products on the Company's behalf.

                               GENTIA SOFTWARE PLC

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 1999 AND 1998


THREE MONTHS ENDED JUNE 30, 1999 AND THREE MONTHS ENDED JUNE 30, 1998.

REVENUES

Revenues were $6.0 million in the 3 months ended June 30, 1999, a decrease of approximately 23.1% compared to revenues of $7.7 million for the 3 months ended June 30, 1998. License revenues were $2.4 million in the 3 months ended June 30, 1999, a decrease of 50.5% compared to license revenues of $4.8 million for the 3 months ended June 30, 1998. The decrease in license revenue is a result of the Company's global restructuring program within world-wide sales, which commenced in December 1998. It was anticipated that as a result of the restructuring within the sales division, revenue would initially decline. The Company has now had two consecutive quarters of $6.0 million total revenue. With the new structure in place and stability within the organisation established, it is anticipated that the Company will be able to achieve future revenue growth. Services and other revenues were $3.6 million in the 3 months ended June 30, 1999 an increase of approximately 21.1% compared to $3.0 million for the 3 months ended June 30, 1998. Last years second quarter did not include the full benefit of the acquisition of the TCMS business that was acquired in late May.

GROSS PROFIT

Gross profit was $2.8 million or 46.7% of revenues for the 3 months ended June 30,1999, compared to $5.2 million or 67.5% of revenues for the 3 months ended June 30, 1998. The decrease in gross margin was due to a combination of the decline in higher margin license revenue and the resulting higher proportion of lower margin services and other revenues as well as the move towards increased channel sales in the 3 months ended June 30, 1999. It is anticipated that growth within license revenue will be regained in the future, through a combination of both direct and channel sales. In addition we anticipate that the gross margin on service revenue will increase due to higher productivity per consultant. It is anticipated a combination of the above will result in improved gross margin percentage. Services and other revenue comprised 60.2% of total revenues for the three months ended June 30,1999, compared to 38.2% for the three months ended June 30, 1998.

SALES AND MARKETING

Sales and marketing costs were $4.8 million in the 3 months ended June 30, 1999, an increase of 14.4% compared to $4.2 million in the 3 months ended June 30, 1998. The increase in expenditure is a result of an allowance for doubtful accounts of $1.7 million. Excluding this amount reduces the sales and marketing costs to $3.1 million, a $0.6 million decrease from the cost of the prior years corresponding quarter. This decrease reflects the results of the Company's strategic actions to reduce costs, with the majority of the cost saving resulting from a reduction in employee costs. The Company expects these expenses will continue to decrease as a result of the move towards increased channel sales and a continued focus on reducing operating costs in the following two quarters.

RESEARCH AND DEVELOPMENT

Research and development costs were $1.5 million in the 3 months ended June 30, 1999, lower than the $2.0 million recorded in the 3 months ended June 30, 1998. It is anticipated that the Company's research and development costs will continue to decrease. Research and development continues to focus on building the analytical applications that surround the Scorecard. The Company's research and development expenditure is predominantly incurred in pounds sterling.

GENERAL AND ADMINISTRATIVE

General and administrative costs were $1.0 million in the 3 months ended June 30, 1999, compared to $1.0 million for the 3 months ended June 30, 1998. The finance function of the Company has been centralised and it is anticipated that future cost savings will be achieved. As a result of costs relating to the centralisation of this function, it is anticipated that the expenditure will remain at the current level in the short term with savings in the early part of 2000.

OTHER INCOME

Other income was $28,000 in the 3 months ended June 30, 1999 compared to $215,000 in the 3 months ended June 30,1998. Other income was primarily interest income earned on bank deposits. The decrease is due to declining cash balances on deposit.

                               GENTIA SOFTWARE PLC

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 1999 AND 1998


SIX MONTHS ENDED JUNE 30, 1999 AND SIX MONTHS ENDED JUNE 30, 1998.

REVENUES

Revenues were $11.9 million in the 6 months ended June 30, 1999, a decrease of approximately 12.8% compared to revenues of $13.7 million for the 6 months ended June 30, 1998. License revenues were $4.7 million in the 6 months ended June 30, 1999, a decrease of 39.1% compared to license revenues of $7.7 million for the 6 months ended June 30, 1998. The overall decrease in license revenue is a result of the Company's global restructuring program within world-wide sales, which commenced December 1998. It was anticipated that as a result of the restructuring within the sales division, revenue would initially decline. The Company has now had two consecutive quarters of $6.0 million total revenue. With the new structure in place and stability within the organisation established, it is anticipated that the Company will be able to achieve future revenue growth. Services and other revenues were $7.2 million in the 6 months ended June 30, 1999 an increase of approximately 20.7% compared to $6.0 million for the 6 months ended June 30, 1998. Last years second quarter did not include the full benefit of the acquisition of the TCMS business that was acquired in late May.

GROSS PROFIT

Gross profit was $6.0 million or 50.3% of revenues for the 6 months ended June 30, 1999, compared to $9.3 million or 68.0% of revenues for the 6 months ended June 30, 1998. The decrease in gross margin was due to a combination of the decline in higher margin license revenue and the resulting higher proportion of lower margin services and other revenues as well as a move towards channel sales in the 6 months ended June 30, 1999. It is anticipated that growth within license revenue will be regained in the future, through a combination of both direct and channel sales. It is anticipated that a combination of the above will result in improved gross margin percentage. Services and other revenue comprised 60.9% of total revenues for the six months ended June 30,1999, compared to 43.9% for the six months ended June 30, 1998.

SALES AND MARKETING

Sales and marketing costs were $8.4 million in the 6 months ended June 30, 1999, an increase of 1.8% compared to $8.3 million in the 6 months ended June 30, 1998. During the second quarter of 1999, an allowance for doubtful accounts of $1.7 million was made, excluding this amount from the total expenses, reduces the sales and marketing costs to $6.7 million, a $1.6 million decrease from the prior years corresponding period. This decrease reflects the results of the Company's strategic actions to reduce costs, with the majority of the cost saving resulting from a reduction in employee costs. The Company expects these expenses will continue to decrease as a result of the move towards channel sales and a continued focus on reducing operating costs in the following two quarters.

RESEARCH AND DEVELOPMENT

Research and development costs were $3.1 million in the 6 months ended June 30, 1999, lower than the $3.7 million recorded in the 6 months ended June 30, 1998. It is anticipated that the Company's research and development costs will continue to decrease. Research and development focuses on building the analytical applications that surround the Scorecard. The Company's research and development expenditure is predominantly incurred in pounds sterling.

GENERAL AND ADMINISTRATIVE

General and administrative costs were $2.0 million in the 6 months ended June 30, 1999, compared to $2.1 million for the 3 months ended June 30, 1998. The finance function of the Company has been centralised and it is anticipated that future cost savings will be achieved. As a result of costs relating to the centralisation of this function, it is anticipated that the expenditure will remain at the current level in the short term with savings in the early part of 2000.

OTHER INCOME

Other income was $69,000 in the 6 months ended June 30, 1999 compared to $461,000 in the 6 months ended June 30,1998. Other income was primarily interest income earned on bank deposits. The decrease is due to declining cash balances on deposit.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 1999, the Company had cash and cash equivalents of $1.2 million compared to $5.3 million at December 31, 1998. In the six months ended June 30, 1999 the Company's operating activities consumed cash of $3.0 million compared to $5.3 million in the six months ended June 30, 1998.

Accounts receivable at June 30, 1999 were $6.9 million, a decrease of 34.3% compared to $10.6 million at December 31, 1998 reflecting the lower levels of license revenue achieved in the first six months of 1999 of $4.7 million compared to $7.7 million in quarter four, 1998 and the additional provision of $1.7 million for doubtful receivables.

Investing activities utilized $1.1 million in the six months ended June 30, 1999 compared to the utilization of $1.9 million in the six months ended June 30, 1998. Investing activities primarily represent the forgiveness of debt on the sale of the South African subsidiary of $821,000 and the purchase of assets of $373,000.

Financing activities generated $117,000 in the six months ended June 30, 1999 compared to $460,000 in the six months ended June 30, 1998.

The Company's ability to satisfy its cash requirements for the remainder of the year is dependent on meeting certain projected revenue targets, cash collection targets, containing operating expenses and receiving an additional equity investment. The Company has, at times in the past, been unable to meet similar targets, particularly license revenue targets. The Company is reliant on receiving additional investment and has a letter of intent for an equity investment. The letter of intent relates to an equity investment of $1.0 million that will fund its working capital needs for the foreseeable future. There can be no assurance that the Company will meet its projected revenue targets or that the equity investment will be received even with a letter of intent, and the failure of the Company to do so (or to obtain additional sources of financing, which may not be available on suitable terms to the Company, if at all) will have a material adverse effect on the Company's business and financial condition and the value of the Company's American Depositary Shares.

This Report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included in this Report (or incorporated herein by reference) regarding the Company's financial position and business strategy may constitute forward-looking statements. Although the Company believes that the expectations reflected in, and the assumptions underlying, such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations are included in the documents filed by the Company with the Securities and Exchange Commission, including the matters contained in the caption "Business Factors" in the Company's most recent Annual Report on Form 20-F. In light of the foregoing, readers of this Report are cautioned not to place undue reliance on the forward-looking statements contained or incorporated by reference herein.

The information contained in Exhibit 1 hereto, consisting of the registrant's unaudited financial statements for the six months ended June 30, 1999, has been distributed to its security holders and is furnished to the Commission pursuant to Rule 13a-16 under the Securities Exchange Act of 1934, as amended (the "Act"). This report and the information furnished herewith shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                        GENTIA SOFTWARE plc





                                                By: /s/ Nicholas P.S. Bray

                                                       Nicholas P. S. Bray
                                                       Chief Financial Officer


Date:  August 27, 1999

EXHIBIT INDEX


                                                                         Page
Exhibit A            Second Quarter Press Release - (1999)               13